U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of April 2005

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated April 25, 2005, relating to the announcement regarding trouble caused by our virus pattern file.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	April 25, 2005	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

April 25, 2005

Trend Micro, Inc. Eva Chen, Chief Executive Operator First Section of the Tokyo Stock Exchange
Code :	4704
Contact :	Hideki Minamibayashi
Telephone: +813-5334-4899

Regarding Trouble Caused by Our Virus Pattern File

We hereby notify of trouble caused by our virus pattern file as reported by the press.

1. Outline of the problem

We confirmed that a virus pattern file which we distributed on April 23, 2005, from 7:33 a.m. to 9:02 a.m. Tokyo Local Time significantly slowed the performance of our customers’ computers and in some cases made their computers inaccessible immediately after they updated with the file. This trouble was caused by insufficient work in compatibility testing of the product with the operating system before it was released.

In order to minimize the effect of the trouble, we started to release a replacement virus pattern file on 10:51 a.m. of the same day, opened a 24-hour customer support center and established a temporary facsimile box and an email contact to respond to inquiries from our customers.

We promise that we will further strive for and improve our quality control to avoid future occurrences of similar problems.

2. Effects on our business performance

We are currently estimating the effect of the trouble on our consolidated business results for the second quarter of the fiscal year ending December 2005 as well as to our business forecast.